Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
RANDGOLD RESOURCES AND MOTO GOLDMINES COMPLETE BUSINESS COMBINATION
London, United Kingdom, 15 October 2009 — Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (“Randgold”) and Moto Goldmines Limited (TSX:MGL) (AIM:MOE) (“Moto”) are pleased to announce that the court-approved plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) to effect the business combination between Moto and Randgold, which was announced on 5 August 2009, has today become effective and that Randgold and AngloGold Ashanti Limited, through their indirect jointly owned subsidiary, 0858065 BC Ltd, now control Moto, having acquired all 111 085 009 outstanding Moto common shares.
Moto shareholders elected to receive, in aggregate, approximately US$76.9 million under the cash election offered by Randgold. Since this amount did not exceed the maximum cash election which was made available pursuant to the Plan of Arrangement, no pro-ration of the cash amount payable to such holders was required. As a result, an aggregate of 6 628 769 new ordinary shares (“Randgold Shares”), including Randgold Shares to be represented by American Depositary Shares (“ADSs”), have been issued in connection with the transaction representing, in aggregate, approximately 7.4% of Randgold’s ordinary shares in issue.
In connection with its acquisition of an indirect 50% interest in Moto, AngloGold Ashanti Limited has funded the payment to former Moto shareholders under the cash election and has paid to Randgold approximately US$171 million.
For former Moto shareholders who held their Moto common shares through a broker, the payment of the cash, Randgold Shares and/or ADSs to which they are entitled will be processed through their broker. For former Moto shareholders who held their Moto common shares in registered form, the payment of the cash, Randgold Shares and/or ADSs to which they are entitled will be processed after they deposit their share certificates with Computershare Investor Services Inc, the depositary for the transaction, in accordance with the instructions in the Letter of Transmittal previously sent. Any questions regarding payment of the purchase price, including any request for another form of Letter of Transmittal, should be directed to the depositary via telephone at 1 800 564 6253 (toll free in North America) or +1 514 982 7555 or via email at corporateactions@computershare.com
Randgold expects that these Randgold Shares and ADSs will commence trading on the London Stock Exchange and NASDAQ, respectively, with effect from 16 October 2009.
It is expected that the Moto common shares will be delisted from the Toronto Stock Exchange after close of trading on 20 October 2009 and be cancelled from trading on the Alternative Investment Market of the London Stock Exchange on 16 October 2009.

Moto intends to apply to the relevant Canadian securities regulatory authorities to cease to be a reporting issuer in Canada.
Further details of the terms of the transaction are set out in Moto’s management information circular dated 10 September 2009 (the “Moto Circular”), which was filed and is available under Moto’s profile on the SEDAR website at www.sedar.com
ENQUIRIES
For further information, please contact:
Randgold Resources Limited
Dr Mark Bristow
Chief Executive
Tel: +44 788 071 1386 / +44 779 775 2288
Kathy du Plessis
Investor and Media Relations
Tel: +44 207 557 7738
Email: randgoldresources@dpapr.com
Randgold Resources website: www.randgoldresources.com
Moto Goldmines website: www.motogoldmines.com
RFC Corporate Finance Ltd (Nominated advisor to Moto for the purpose of AIM)
Steve Allen
Tel: +61 894 802 508
Email: steve.allen@rfc.com.au
GMP Securities Europe LLP (AIM Broker to Moto)
James Cassley
Tel: +44 207 647 2803
Email: james.cassley@gmpeurope.com
ABOUT RANDGOLD
Randgold is a gold mining and exploration company with its principal activities focused on West and East Africa and stated reserves of 8.82 Moz as at 31 December 2008 for Loulo, Tongon and Massawa and 30 April 2009 for Morila mineral reserves. In Mali, Randgold has an 80% controlling interest in the Loulo mine, which is currently mining from two open pits and has just commenced mining from one underground mine whilst developing a second underground mine. In the Loulo region, Gounkoto, on the Loulo permit, is shaping up as a significant new discovery. Also in Mali, Randgold owns a 40% interest in the Morila Joint Venture, the owner of the Morila mine, which it also operates. In Côte d’Ivoire, Randgold owns an effective 84% controlling interest in the Tongon development project, where it has commenced construction and expects to be in production towards the end of 2010. In Senegal, Randgold has a new discovery, Massawa, which is at prefeasibility stage and which it believes has multi million ounce potential and the makings of a world-class orebody. Randgold also has exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.
Legends
HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Randgold and no one else in connection with the Randgold Transaction and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Randgold Transaction, the contents of this announcement or any other matter referred to herein.
CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold or Moto and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold and Moto to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of the combined companies, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission on 15 May 2009, in the section entitled “Risk Factors” in Moto’s Amended and Restated Annual Information Form of the year ended 31 December 2008 and the risk factors contained in the Moto Circular. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
Cautionary note to US investors: the US Securities and Exchange Commission (the “SEC”) permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
RANDGOLD QUALIFIED PERSONS
The mineral reserve estimate related to the Loulo Gold Mine was reviewed and approved by Herbert Gerald Waldeck and Mark David Wanless of SRK Consulting (South Africa) (Pty) Ltd (“SRK”) (each a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) and documented in the Technical Report on the Loulo Gold Mine, Randgold Resources, Mali, dated 3 September 2009. The mineral reserve estimate related to the Tongon Project was reviewed and approved by Mark David Wanless and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Tongon Development Project, Ivory Coast, dated 10 September 2009. The mineral resource estimate related to the Massawa Project was reviewed and approved by Mark David Wanless of SRK and documented in the Technical Report on the Massawa Project, Senegal, dated 3 September 2009. The mineral reserve estimate related to the Morila Gold Mine was reviewed and approved by Shaun Wayne Crisp (a Qualified Person under NI 43-101) and Herbert Gerald Waldeck of SRK and documented in the Technical Report on the Morila Gold Mine, Randgold Resources, Mali, dated 3 September 2009. Each of these reports is available under Moto’s profile on the SEDAR website at www.sedar.com
Randgold and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including the Moto Circular and other documents related to the Moto acquisition. Investors and security holders are urged to carefully read the Moto Circular and all related documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s website at www.sec.gov at the website of the Canadian securities regulators at www.sedar.com or by directing a request to (and investors and security holders may also obtain a copy of the early warning report to be filed in respect of the above by contacting):

Randgold Resources Limited
David Haddon
General Counsel and Secretary
Tel: +44 1534 735 333